Prospectus Supplement No. 9 (to prospectus dated June 16, 2011)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-173250

Realogy Corporation

Up to $1,143,706,000 11.00% Series A Convertible Senior Subordinated Notes due 2018

Up to $291,424,196 11.00% Series B Convertible Senior Subordinated Notes due 2018

Up to $675,111,000 11.00% Series C Convertible Senior Subordinated Notes due 2018

and

Domus Holdings Corp.

Class A Common Stock Issuable upon Conversion of the Notes

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 16, 2011, as supplemented by the prospectus supplements dated August 3, 2011, August 8, 2011, October 5, 2011, November 1, 2011, November 30, 2011, December 14, 2011, December 16, 2011 and January 25, 2012, covering resales by selling securityholders of Realogy Corporation’s (i) 11.00% Series A Convertible Senior Subordinated Notes due 2018, (ii) 11.00% Series B Convertible Senior Subordinated Notes due 2018 and (iii) 11.00% Series C Convertible Senior Subordinated Notes due 2018 (collectively, the “notes”) and the Class A Common Stock of Domus Holdings Corp., par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of the notes, with the following information.

On January 25, 2012, Realogy Corporation (the “Company”) announced that it priced $593 million aggregate principal amount of 7.625% senior secured first lien notes due 2020 (the “First Lien Notes”) and $325 million aggregate principal amount of 9.000% senior secured notes due 2020 (the “New First and a Half Lien Notes” and, together with the First Lien Notes, the “Notes”) in connection with its previously announced private offering exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The closing of the private offering is expected to occur on February 2, 2012, subject to customary closing conditions.

Each series of Notes will be guaranteed on a senior secured basis by Domus Intermediate Holdings Corp., the Company’s parent, and each domestic subsidiary of the Company that is a guarantor under its senior secured credit facility and certain of its outstanding securities. Each series of Notes will also be guaranteed by Domus Holdings Corp., the Company’s indirect parent, on an unsecured senior subordinated basis. Each series of Notes will be secured by substantially the same collateral as the Company’s existing first lien obligations under its senior secured credit facility. The priority of the collateral liens securing the First Lien Notes will be (i) equal to the collateral liens securing the Company’s first lien obligations under its senior secured credit facility and (ii) senior to the collateral liens securing the Company’s other secured obligations that are not secured by a first priority lien, including the New First and a Half Lien Notes and the Company’s second lien obligations under its senior secured credit facility. The priority of the collateral liens securing the New First and a Half Lien Notes will be (i) junior to the collateral liens securing the Company’s first lien obligations under its senior secured credit facility and the First Lien Notes and (ii) senior to the collateral liens securing the Company’s second lien obligations under its senior secured credit facility.

The Company will use proceeds from the offering of the Notes (without giving effect to the initial purchasers’ commissions) of approximately $918 million, (i) to prepay $629 million of its first lien term loan borrowings under its senior secured credit facility which are due to mature in October 2013, (ii) to repay all of the $133 million in outstanding borrowings under the portion of its revolving credit facility which is due to mature in April 2013, and (iii) to repay $156 million of the outstanding borrowings under the portion of its revolving credit facility which is due to mature in April 2016. In conjunction with the repayments described in clauses (ii) and (iii) of $289 million, the Company will be reducing the commitments under its revolving credit facility by a like amount.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in the notes and the Class A Common Stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 21 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 26, 2011.